Exhibit 3.3

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AMALFI SEMICONDUCTOR, INC.

I.

The name of this Corporation is Amalfi Semiconductor, Inc.

II.

The address of the registered office of the Corporation in the State of Delaware is: Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801 and the name of its registered agent at that address is The Corporation Trust Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

IV.

The total number of shares of stock which the Corporation is authorized to issue is One Thousand (1,000) and each such share shall have a par value of $.0001. All such shares are of one class and are designated “Common Stock”.

V.

The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the Bylaws of the Corporation.

VII.

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

VIII.

No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VIII shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derives an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

IX.

The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.